Free Writing Prospectus

Filed pursuant to Rule 433

Dated March 5, 2024

Relating to Preliminary Prospectus Supplement dated March 5, 2024

Registration Statement No. 333-277512

Microchip Technology Incorporated

$1,000,000,000 5.050% Senior Notes due 2029

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated March 5, 2024 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Microchip Technology Incorporated

Guarantors:	Each of our existing and future subsidiaries that on the Issue Date is or thereafter becomes an obligor under our Senior Credit Facilities.

Security description:	5.050% Senior Notes due 2029 (the “Notes”)

Principal amount:	$1,000,000,000

Maturity:	March 15, 2029

Coupon:	5.050%

Price to the Public (Issue Price):	99.823% of face amount

Yield to maturity:	5.090%

Spread to Benchmark Treasury:	+95 basis points

Benchmark Treasury:	UST 4.250% due February 28, 2029

Benchmark Treasury Price and Yield:	100-15 3/4 / 4.140%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2024

Day Count Convention:	30/360

Par Call Date:	February 15, 2029

Redemption at Issuer’s Option:	Prior to the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control:	Upon the occurrence of a change of control repurchase event, the Issuer must offer to repurchase all or any part of the Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN:	595017BE3 / US595017BE37

Trade Date:	March 5, 2024

Settlement Date:	T+2; March 7, 2024

Ratings:*	Baa1 / BBB (Moody’s / Fitch)

Joint book-running managers:	J.P. Morgan Securities LLC BNP Paribas Securities Corp. BofA Securities, Inc.

Joint book runners:	Truist Securities, Inc. Wells Fargo Securities, LLC

Co-managers:

Siebert Williams Shank & Co., LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

BMO Capital Markets Corp.

U.S. Bancorp Investments, Inc.

Citizens JMP Securities, LLC

Fifth Third Securities, Inc.

PNC Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (No. 333-277512) (including a prospectus, dated February 29, 2024) and a preliminary prospectus supplement dated March 5, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: 1-866-803-9204 (toll free); BNP Paribas Securities Corp., by telephone: 1-800-854-5674 (toll free); or BofA Securities, Inc., by telephone 1-800-294-1322 (toll free) or by emailing: dg.prospectus_requests@bofa.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.